                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                             --------------------

                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                             BROADWAY STORES, INC.
                                (Name of Issuer)

                             BROADWAY STORES, INC.
                       FEDERATED DEPARTMENT STORES, INC.
                       (Name of Person Filing Statement)

   Series A Preferred Stock                             111572 30 1
(Title of Class of Securities)             (CUSIP Number of Class of Securities)

                             --------------------

                           DENNIS J. BRODERICK, Esq.
                         Senior Vice President, General
                             Counsel and Secretary
                       Federated Department Stores, Inc.
                             7 West Seventh Street
                             Cincinnati, Ohio 45202
                                 (513) 579-7000

 (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

                                   Copies to:

                              MARK E. BETZEN, Esq.
                           Jones, Day, Reavis & Pogue
                           2300 Trammell Crow Center
                                2001 Ross Avenue
                              Dallas, Texas 75201
                                 (214) 220-3939

    This statement is filed in connection with the filing of an information statement subject to Regulation 14C under the Securities Exchange Act of 1934

Check the following box if the soliciting materials or information statement referred to are preliminary copies: [x]

                             --------------------

                           Calculation of Filing Fee
================================================================================
Transaction valuation*                                  Amount of Filing Fee
--------------------------------------------------------------------------------
       $226,800                                                $45.36
================================================================================

* The amount shown was estimated solely for purposes of calculating the filing fee, based upon an assumed 756 shares (or 756,000 one one-thousandths of share) of Series A Preferred Stock outstanding and an assumed merger price of $0.30 per one one-thousandth of a share. The actual merger price had not been determined as of the date hereof, and no inference with respect thereto should be drawn from such assumed amount. If revisions to the estimated amount shown require the payment of an additional filing fee, such additional fee will be paid in connection with an amendment hereto.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2).


Amount Previously Paid:   Not Applicable         Filing Parties:  Not Applicable
Form of Registration No.:  Not Applicable        Date Filed:  Not Applicable

     This Rule 13E-3 Transaction Statement (this "Statement") relates to the proposed merger (the "Merger") of a subsidiary ("Merger Sub") of Federated Department Stores, Inc. ("Federated") with and into Broadway Stores, Inc. ("Broadway").

     The cross reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Schedule 14C Preliminary Information Statement (the "Preliminary Information Statement") filed by Broadway with the Securities and Exchange Commission contemporaneously herewith of the information required to be provided in response to the items of this Statement. The information in the Preliminary Information Statement, a copy of which is attached hereto as Exhibit (d)(1), including all annexes thereto, is hereby expressly incorporated herein by reference and the responses to each item in this Statement are qualified in their entirety by the information contained in the Preliminary Information Statement.





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
                             CROSS REFERENCE SHEET
                          (See Explanatory Note Below)

                                          Location in Preliminary
Item in Schedule 13E-3                    Information Statement
----------------------                    --------------------------
Item 1(a) . . . . . . . . . . . . . .     Cover Page; "Certain Information Concerning
                                          Broadway -- General"
Item 1(b) . . . . . . . . . . . . . .     Cover Page; "Introduction"; "Special Factors --
                                          Terms of Broadway Preferred Stock"
Item 1(c) . . . . . . . . . . . . . .     "Special Factors -- Absence of Organized Trading
                                          Market"
Item 1(d) . . . . . . . . . . . . . .     "Special Factors -- Terms of Broadway Preferred
                                          Stock" and "-- Determinations by the Board; Fairness
                                          of the Merger"
Item 1(e) . . . . . . . . . . . . . .     *
Item 1(f) . . . . . . . . . . . . . .     "Special Factors -- Background of the Merger"
Items 2(a)-(d) and (g)  . . . . . . .     Cover Page; "Certain Information Concerning Broadway
                                          -- Directors and Executive Officers"; "Certain
                                          Information Concerning Federated and Merger Sub --
                                          Directors and Executive Officers"
Items 2(e)-(f)  . . . . . . . . . . .     *
Item 3(a)-(b) . . . . . . . . . . . .     "Special Factors -- Background of the Merger"
Item 4(a) . . . . . . . . . . . . . .     "The Merger"
Item 4(b) . . . . . . . . . . . . . .     *
Items 5(a)-(g)  . . . . . . . . . . .     "Special Factors -- Certain Effects of the Merger"
                                          and "-- Plans for Broadway After the Merger"
Item 6(a) . . . . . . . . . . . . . .     "The Merger -- Source and Amount of Funds"
Item 6(b) . . . . . . . . . . . . . .     "The Merger -- Certain Fees and Expenses"
Items 6(c)-(d)  . . . . . . . . . . .     *
Item 7(a) and (c) . . . . . . . . . .     "Special Factors -- Purpose of the Merger"
Item 7(b) . . . . . . . . . . . . . .     *
Item 7(d) . . . . . . . . . . . . . .     "Special Factors -- Certain Effects of the Merger";
                                          "The Merger -- Certain Federal Income Tax
                                          Consequences"
Items 8(a)-(b) and (d)  . . . . . . .     "Special Factors -- Determinations by the Board;
                                          Fairness of the Merger"
Item 8(c) . . . . . . . . . . . . . .     "Introduction"

                                          Location in Preliminary
Item in Schedule 13E-3                    Information Statement
----------------------                    --------------------------
Item 8(e) . . . . . . . . . . . . . .     "Special Factors -- Interests of Certain Persons in
                                          the Merger"
Item 8(f) . . . . . . . . . . . . . .     *
Items 9(a)-(c)  . . . . . . . . . . .     "Special Factors -- Determinations by the Board;
                                          Fairness of the Merger"
Item 10(a)  . . . . . . . . . . . . .     "Certain Information Concerning Broadway -- Security
                                          Ownership of Certain Beneficial Owners"
Item 10(b)  . . . . . . . . . . . . .     *
Item 11 . . . . . . . . . . . . . . .     "The Merger -- The Merger Agreement"
Item 12(a)-(b)  . . . . . . . . . . .     *
Item 13(a)  . . . . . . . . . . . . .     Cover Page; "The Merger -- Appraisal Rights of
                                          Dissenting Stockholders"
Items 13(b)-(c) . . . . . . . . . . .     *
Item 14(a)  . . . . . . . . . . . . .     "Certain Information Concerning Broadway -- Selected
                                          Financial Information"
Item 14(b)  . . . . . . . . . . . . .     *
Items 15(a)-(b) . . . . . . . . . . .     *
Item 16 . . . . . . . . . . . . . . .     *
Item 17(a)-(b), (d), (e) and (f)  . .     *
Item 17(c)  . . . . . . . . . . . . .     Annex II to the Preliminary Information Statement
Item 17(e)  . . . . . . . . . . . . .     "The Merger -- Appraisal Rights of Dissenting
                                          Stockholders"; Annex I to the Preliminary
                                          Information Statement

---------------

*    The Item is inapplicable or the answer thereto is in the negative.





                                EXPLANATORY NOTE


     The Preliminary Information Statement incorporated by reference in this filing is in preliminary form and is subject to completion or amendment. In addition, the information in the Preliminary Information Statement is intended to be solely for the information and use of the Securities and Exchange Commission, and should not be relied upon by any other person for any purpose. No inference should be drawn from the information included in the Preliminary Information Statement as to the amount of the Merger Price (as defined therein), which had not been determined as of the date of this filing, or as to whether or when the Merger (as defined therein) will actually be consummated. The Preliminary Information Statement will be completed and, if appropriate, amended prior to the time at which it is first sent or given to the holders of the Series A Preferred Stock of Broadway. This Statement will be amended to reflect such completion and/or amendment of the Preliminary Information Statement.

ITEM 1.  ISSUER AND CLASS OF SECURITIES SUBJECT TO THE TRANSACTION.

         (a) The name of the issuer is Broadway Stores, Inc. and its principal executive office is located at 7 West Seventh Street, Cincinnati, Ohio 45202.

         (b) The class of securities to which this Statement relates is Broadway's Series A Preferred Stock, par value $0.01 per share. The information set forth on the Cover Page of and in "Introduction" and "Special Factors -- Terms of Broadway Preferred Stock" in the Preliminary Information Statement is incorporated herein by reference.

         (c) The information set forth in "Special Factors -- Absence of Organized Trading Market" in the Preliminary Information Statement is incorporated herein by reference.

         (d) The information set forth in "Special Factors -- Terms of Broadway Preferred Stock" and "Determinations by the Board; Fairness of the Merger" in the Preliminary Information Statement is incorporated herein by reference.

         (e)  Not applicable.

         (f) The information set forth in "Special Factors -- Background of the Merger" in the Preliminary Information Statement is incorporated herein by reference. Except as disclosed in the Preliminary Information Statement, neither Broadway nor Federated has made any purchases of Broadway Preferred Stock since January 30, 1994.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)-(d) and (g) This Statement is being filed by Broadway (the issuer of the subject security) and Federated Department Stores, Inc. Broadway is a subsidiary of Federated. Federated's principal executive offices are located at 151 West 34th Street, New York, New York 10001 and at 7 West Seventh Street, Cincinnati, Ohio 45202. The information set forth on the Cover Page of and in "Certain Information Concerning Broadway -- Directors and Executive Officers" and "Certain Information Concerning Federated and Merger Sub -- Directors and Executive Officers" in the Preliminary Information Statement is incorporated herein by reference.

         (e) and (f) None of Broadway, Federated, or, to the knowledge of Broadway or Federated, the other persons with respect to whom information is provided in response to Item 2 was during the last five years (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

         (a)-(b) The information set forth in "Special Factors -- Background of the Merger" in the Preliminary Information Statement is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

         (a) The information set forth in "The Merger" in the Preliminary Information Statement is incorporated herein by reference.

         (b)  Not applicable.





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
ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

         (a)-(g) The information set forth in "Special Factors -- Certain Effects of the Merger" and "-- Plans for Broadway After the Merger" in the Preliminary Information Statement is incorporated herein by reference. Except as disclosed in the Preliminary Information Statement, there are no plans or proposals of Broadway or Federated regarding activities or transactions which are to occur after the Merger that are required to be so disclosed.

ITEM 6.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) The information set forth in "The Merger -- Source and Amount of Funds" in the Preliminary Information Statement is incorporated herein by reference.

         (b) The information set forth in "The Merger -- Certain Fees and Expenses" in the Preliminary Information Statement is incorporated herein by reference.

         (c)-(d) Not applicable.

ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

         (a) and (c) The information set forth in "Special Factors -- Purpose of the Merger" in the Preliminary Information Statement is incorporated herein by reference.

         (b)  Not applicable.

         (d) The information set forth in "Special Factors -- Certain Effects of the Merger" and "The Merger -- Certain Federal Income Tax Consequences" in the Preliminary Information Statement is incorporated herein by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

         (a)-(b) and (d) The information set forth in "Special Factors -- Determinations by the Board; Fairness of the Merger" in the Preliminary Information Statement is incorporated herein by reference.

         (c) The information set forth in "Introduction" in the Preliminary Information Statement is incorporated herein by reference.

         (e) The information set forth in "Special Factors -- Interests of Certain Persons in the Merger" in the Preliminary Information Statement is incorporated herein by reference.

         (f)  Not applicable.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

         (a)-(c) The information set forth in "Special Factors -- Determinations by the Board; Fairness of the Merger" in the Preliminary Information Statement is incorporated herein by reference.

ITEM 10.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The information set forth in "Certain Information Concerning Broadway -- Security Ownership of Certain Beneficial Owners" in the Preliminary Information Statement is incorporated herein by reference. Except as disclosed in the Preliminary Information Statement, none of Broadway, Federated, or, to the knowledge of Broadway or Federated, any of the directors or executive officers of Broadway or Federated or any employee benefit plan of Broadway or Federated beneficially owns any securities of Broadway.





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
         (b) During the 60 days prior to the date of this Statement, there have been no transactions in Broadway Preferred Stock effected by Broadway, Federated, or to the knowledge of Broadway or Federated, any directors or executive officers of Broadway or Federated, or any employee benefit plan of Broadway or Federated.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

         The information set forth in "The Merger -- The Merger Agreement" in the Preliminary Information Statement is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

         (a)-(b)  Not applicable.

ITEM 13.  OTHER PROVISIONS OF THE TRANSACTION.

         (a) The information set forth on the Cover Page of and in "The Merger -- Appraisal Rights of Dissenting Stockholders" in the Preliminary Information Statement is incorporated herein by reference.

         (b)-(c)  Not applicable.

ITEM 14.  FINANCIAL INFORMATION.

         (a) The information set forth in "Certain Information Concerning Broadway -- Selected Financial Information" in the Preliminary Information Statement is incorporated herein by reference. In addition, the following information is incorporated herein by reference:

         (1) Audited Financial Statements of Broadway set forth at pages 32 through 58 in Broadway's Annual Report on Form 10-K for the fiscal year ended January 28, 1995, a copy of which is filed as Exhibit (d)(4) hereto; and

         (2) Unaudited Financial Statements of Broadway set forth at pages 2 through 7 in Broadway's Quarterly Report on Form 10-Q for the fiscal quarter ended October 28, 1995, a copy of which is filed as Exhibit (d)(5) hereto.

         (b)     Not applicable.

ITEM 15.  PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

         (a)-(b)  Not applicable.

ITEM 16.  ADDITIONAL INFORMATION.

         All of the information set forth in the Preliminary Information Statement is incorporated herein by reference.

ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

         (a)-(b)  Not applicable.

         (c)(1) Form of Agreement and Plan of Merger among Broadway, Federated, and Merger Sub (incorporated by reference from Annex II to the Preliminary Information Statement filed as Exhibit (d)(1) hereto).

         (d)(1) Preliminary Information Statement of Broadway (including Notice of Action by Written Consent and Availability of Appraisal Rights and Certain Other Matters).

         (2)     Letter of Transmittal.

         (3) Guidelines for Certification of Taxpayer Identification Number Substitute Form W-9.

         (4) Annual Report on Form 10-K for the fiscal year ended January 28, 1995 of Broadway (incorporated by reference).

         (5) Quarterly Report on Form 10-Q for the fiscal quarter ended October 28, 1995 of Broadway (incorporated by reference).

         (e)(1) Statement Describing Appraisal Rights (incorporated by reference from "The Merger -- Appraisal Rights of Dissenting Stockholders" in, and Annex I to, the Preliminary Information Statement filed as Exhibit (d)(1) hereto is incorporated herein by reference).

         (f)     Not applicable.

                                   SIGNATURE


     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  February 20, 1996               BROADWAY STORES, INC.



                                        By:  /s/ Dennis J. Broderick
                                            -----------------------------------
                                            Dennis J. Broderick,
                                            Vice President



                                        FEDERATED DEPARTMENT STORES, INC.



                                        By:  /s/ Dennis J. Broderick
                                            -----------------------------------
                                            Dennis J. Broderick,
                                            Senior Vice President

                               INDEX TO EXHIBITS



  EXHIBITS
  --------
99.(c)(1)    Form of Agreement and Plan of Merger among Broadway, Federated, and Merger Sub (incorporated by reference from Annex II to the Preliminary Information Statement filed as Exhibit 99.(d)(1)
             hereto)

99.(d)(1)    Preliminary Information Statement of Broadway (including Notice of Action by Written Consent and Availability  of Appraisal Rights and Certain Other Matters)

99.(d)(2)    Letter of Transmittal

99.(d)(3)    Guidelines for Certification of Taxpayer Identification Number Substitute Form W-9

99.(d)(4)    Annual Report on Form 10-K for the fiscal year ended January 28, 1995 of Broadway
             (incorporated by reference)

99.(d)(5)    Quarterly Report on Form 10-Q for the fiscal quarter ended October 28, 1995 of Broadway
             (incorporated by reference)

99.(d)(6)    Statement Describing Appraisal Rights (incorporated by reference from "The Merger --
             Appraisal Rights of Dissenting Stockholders" in, and Annex I to, the Preliminary Information
             Statement filed as Exhibit 99.(d)(1) hereto is incorporated herein by reference)





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